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                           July 7, 2020

       Marec E. Edgar
       President and Chief Executive Officer
       A. M. Castle & Co.
       1420 Kensington Road, Suite 220
       Oak Brook, IL 60523

                                                        Re: A. M. Castle & Co.
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2020
                                                            File No. 333-239513

       Dear Mr. Edgar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg, Staff Attorney at 202-551-3342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services